EXHIBIT 99.56

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

January 28, 2002
TSE Symbol: GAM
Press Release #3-2002	Issued: 28,174,316 Shares

GAMMON LAKE ENTERS STRATEGIC ALLIANCE TO TAKE OCAMPO PROJECT INTO PRODUCTION

Gammon Lake Resources Inc. (TSE:  GAM) is pleased to announce that it has signed a letter of intent with Bolnisi Gold NL, of Sydney Australia with the intent to take Gammon Lake’s gold/silver project at Ocampo, Chihuahua State, Mexico into production at the earliest time possible.

Bolnisi Gold will complete the ongoing Feasibility Study and will place the project into production, at its sole expense, at a rate of not less than 1.25 million tonnes of ore processed per year.

The Board of Directors and Management of Gammon Lake believe the alliance with Bolnisi Gold will put production at the Ocampo project on the fast track and is in the best interests of Gammon Lake shareholders.

Bolnisi will pay to Gammon Lake the sum of $30,000 per month (toward Gammon’s ongoing overhead expenses) until the project has attained the agreed rate of production. In the event that the project is not at that rate of production in eighteen months, Bolnisi will pay a penalty to Gammon Lake of $100,000 per month. Should the property not be in production at the agreed rate at the end of twenty four months, 100% ownership of the concessions shall be retained by Gammon Lake.

Norman Seckold, of Sydney Australia, Chairman of the Board of Bolnisi Gold and its controlled entities, has over twenty five years experience in the full time management of natural resource companies world wide. Mr. Seckold has raised in excess of one hundred million dollars ($100,000,000) for the exploration and development of mining properties and he and his consortium of companies have a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost.

Among the projects undertaken by companies which Mr. Seckold has founded and of which he has been Chairman and Chief Executive are: Pangea Resources Limited, which acquired and placed into production the Pauper’s Dream gold mine in Montana USA; Moruya Gold Mines

(1983) NL which acquired the Golden Reward heap leach deposit in South Dakota, USA; Timberline Minerals Inc. which acquired and completed a feasibility study for the development of the MacArthur copper deposit in Nevada, USA; Perseverance Corporation Limited which discovered and placed into production the Nagambie gold mine in Victoria; Valdora Minerals NL which developed and placed into production the Rustler’s Roost gold mine in the Northern Territory and the Ballarat East gold mine in Victoria and Viking Gold Corporation which discovered a high grade gold deposit in Sweden.

Bolnisi raised in excess of twenty-five million dollars ($25,000,000) for the evaluation and construction of a heap leach project in the Republic of Georgia from which it is currently producing 80,000 – 100,000 ounces of gold per year and on which it has a stock pile of twelve million (12,000,000) tonnes of ore at a grade of 1.4 g/t gold which equates to over 500,000 ounces of gold and which is now being processed.

Bolnisi Gold are experienced mine developers and operators and will be financing the Ocampo project from this point until the property is in production. Upon the agreed production levels being attained, Bolnisi will earn a sixty percent (60%) interest in the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella concessions at Ocampo. Along with retaining its forty percent (40%) interest in those concessions, Gammon Lake will retain one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high potential structures have been identified. Previously reported drill results on the San Juan – Balvanera, Aventurero and Brenda structures are among the areas in which high grade underground mineralization has been identified. The following table contains some highlights of that drilling:

Area	Hole	Intercept (m)	Gold (g/t)	Silver (g/t)
Aventurero	ODH-184	7.6	18.96	408
Aventurero	ODH-226	3.0	6.42	226
San Juan	UGD-9	6.0	7.80	684
San Juan	ODH-215	4.6	8.39	675
Brenda	UGD-13	3.0	10.88	633
Brenda	UGD-14	3.0	4.67	267

Gammon Lake Management believes the areas at Ocampo remaining one hundred percent (100%) in its ownership and control have the potential to host high grade deposits amenable to underground mining methods. The formation of a joint venture with Bolnisi Gold will allow a significant and valuable portion of the Ocampo property to be brought into production efficiently and rapidly and will generate revenues to enable Gammon Lake to further explore and develop the very promising structures on the concessions in which it will retain one hundred percent (100%) ownership.

Bolnisi shall have first right of refusal to match any third party offer, acceptable to Gammon, for the development of any of the concessions in which Gammon retains 100% ownership; however Gammon reserves to itself the right to undertake development of such concessions on its own.

All payments required to be made to Minerales de Soyopa, S.A. de C.V. under existing agreements to complete acquisition by Gammon Lake of one hundred percent (100%) of

Soyopa’s concessions at Ocampo will be shared sixty percent (60%) Bolnisi and forty percent (40%) Gammon Lake. Recovery of the capital expenses required to take the Bolnisi/Gammon Lake project into production shall be made out of Bolnisi’s sixty percent (60%) share of project revenues.

All agreements between Gammon Lake Resources Inc. and Bolnisi Gold NL are subject to all necessary regulatory approvals and due diligence analysis by both parties.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.